UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission file number: 001-42648

K WAVE MEDIA LTD.

c/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

(703) 790-0717

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On July 10, 2026, K Wave Media Ltd. (the “Company”) held its 2026 annual general meeting (the “Annual Meeting”) at 9:00 a.m., Eastern time.

The following seven proposals were submitted for a vote of the Company’s shareholders at the Annual Meeting:

1.	to consider and approve a proposal, by ordinary resolution, of the appointment of the Company’s three Class I directors, Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim, for a term expiring at the third succeeding of annual general meeting of the Company following the Annual Meeting;

2.	to consider and approve a proposal, as an ordinary resolution, that:

a.	the authorized share capital of the company be amended by the consolidation of up to thirty (30) issued and unissued existing ordinary shares of the Company, US$0.0001 par value each, into one (1) ordinary share of no more than US$0.1 par value each (the “Consolidated Ordinary Shares”) (the “Range”), such that (i) every up to thirty (30) ordinary shares of a par value of US$0.0001 each be consolidated into one (1) ordinary share with a par value of not more than US$0.1 each (the “Share Consolidation”), with the timing of implementation and the final ratio to be set at a whole number within the Range to be determined by the board of directors of the Company in its sole discretion and such Share Consolidation to be further implemented and effected by the board of directors of the Company;

b.	upon the Share Consolidation becoming determined and effective, the authorized share capital of the Company be amended accordingly;

c.	all fractional entitlements to the issued Consolidated Ordinary Shares resulting from the Share Consolidation will not be issued to the shareholders of the Company and the Company be authorized to round up any fractional shares resulting from the Share Consolidation to the next whole number, such that each shareholder of the Company will be entitled to receive one Consolidated Ordinary Share in lieu of any fractional share that would have resulted from the Share Consolidation; and

d.	any director of the Company be and is hereby authorized to do all such acts and things and execute all such documents, which are ancillary to or in connection with the Share Consolidation, on behalf of the Company, including under seal where applicable, as he/she considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Share Consolidation.

3.	to consider and approve a proposal, as an ordinary resolution, that the Company’s authorized share capital be increased from US$100,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each, to US$109,000 divided into 990,000,000 ordinary shares of a par value of US$0.0001 each and 100,000,000 preference shares of a par value of US$0.0001 each by the creation of an additional 90,000,000 preference shares of a par value of US$0.0001 (the “Authorized Share Capital Increase”);

4.	to consider and approve a proposal, as a special resolution, to change the Company’s name from “K Wave Media Ltd.” to such other name as may be determined by the board of directors of the Company (the “Name Change”);

5.	to consider and approve a proposal, as a special resolution, that, subject to the approval of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, and entirely conditional upon the effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change, the Second Amended and Restated Memorandum and Articles of Association of the Company reflecting the Share Consolidation and the Name Change, a copy of which is included as Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on May 27, 2026, be adopted, in its entirety and in substitution for, and to the exclusion of, the existing Amended and Restated Memorandum and Articles of Association of the Company, with effect immediately prior to effectiveness of the Share Consolidation, the Authorized Share Capital Increase and the Name Change;

6.	to consider and approve a proposal, as an ordinary resolution, that the Share Purchase Agreement, dated March 31, 2023, between Hyeonseok Cho and K Enter Holdings, Inc., as amended, be rescinded and terminated; and

7.	to consider and approve, as an ordinary resolution, of the adjournment of the Annual Meeting to a later date or dates to be determined by the chairperson of the Annual Meeting, or indefinitely, if necessary or convenient, to permit further solicitation and vote of proxies, or if the Company’s board of directors determines before the Annual Meeting that it is not necessary or no longer desirable to proceed with the other proposals.

The total number of the Company’s securities entitled to vote at the Annual Meeting were 78,514,510 ordinary shares of the Company. Each shareholder of record as of the close of business on May 5, 2026, the record date of the Annual Meeting, was entitled to one vote per ordinary share on each matter properly brought before the Annual Meeting.

There were 39,990,675 ordinary shares present in person or by proxy at the Annual Meeting, which represented approximately 50.93% of the ordinary shares entitled to vote at the Annual Meeting, and which constituted a quorum for the transaction of business.

The voting results of the Annual Meeting were as follows:

Proposal 1: Appointment of Directors

The Company’s shareholders appointed Yang Kan Chong, Jaekeun (Jason) Kim and Ted Kim as Class I directors of the Company, each for a term expiring at the third succeeding of annual general meeting of the Company following the Annual Meeting, by the number of votes set forth below.

Nominee	For	Abstained/Withheld
Yang Kan Chong	38,517,001	1,473,674
Jaekeun (Jason) Kim	38,519,368	1,471,307
Ted Kim	37,760,765	2,229,910

Proposal 2: Approval of Share Consolidation

The Company’s shareholders approved each sub-proposal under Proposal 2, the Share Consolidation, by the number of votes set forth below.

Sub-Proposal	For	Against	Abstained/Withheld
2(a) Share Consolidation	39,922,485	65,403	2,787
2(b) Authorized Shares	39,924,381	63,473	2,821
2(c) Round-Up Fractional Shares	39,936,078	52,749	1,848
2(d) Director Authorization	39,927,563	57,604	5,508

Proposal 3: Approval of Authorized Share Capital Increase

The Company’s shareholders approved Proposal 3, the approval of the Authorized Share Capital Increase, by the number of votes set forth below.

For	Against	Abstained/Withheld
39,713,683	271,298	5,694

Proposal 4: Approval of Name Change

The Company’s shareholders approved Proposal 4, the approval of the Name Change, by the number of votes set forth below.

For	Against	Abstained/Withheld
39,959,441	26,392	4,842

Proposal 5: Approval of Second Amended and Restated Memorandum and Articles of Association of the Company

The Company’s shareholders approved Proposal 5, the approval of the Second Amended and Restated Memorandum and Articles of Association of the Company, by the number of votes set forth below.

For	Against	Abstained/Withheld
39,933,842	51,343	5,490

Proposal 6: Approval of Rescission and Termination of Share Purchase Agreement

The Company’s shareholders approved each sub-proposal under Proposal 6, the approval of the rescission and termination of the Share Purchase Agreement, dated March 31, 2023, as amended, by the number of votes set forth below.

Sub-Proposal	For	Against	Abstained/Withheld
6(a) SPA Termination/Rescission	39,946,341	42,208	2,126
6(b) Termination Agreement	39,944,956	29,435	16,284
6(c) Authority to Act	39,945,354	29,037	16,284

Proposal 7: Adjournment of the Meeting

The Company’s shareholders approved Proposal 7, the approval of the Adjournment of the Annual Meeting, by the number of votes set forth below.

For	Against	Abstained/Withheld
37,771,532	2,119,502	99,641

The Annual Meeting was not adjourned.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

K Wave Media Ltd.

Date: July 10, 2026	By:	/s/ Ted Kim
	Name:	Ted Kim
	Title:	Chief Executive Officer

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